GRUPO FINANCIERO GALICIA S.A.
                         NOTICE OF SHAREHOLDERS' MEETING

All shareholders of Grupo Financiero Galicia S.A. are invited to the Ordinary Shareholders' Meeting to be held on first call on April 29th, 2008, at 11:00 a.m, at Tte. Gral. Juan D. Peron 430 in the auditorium located at the basement, Buenos Aires, (not the Company's registered office), with the following AGENDA:

1(degree)   Appointment of two shareholders to sign the minutes.

2(degree)   Examination of the business affairs of our controlled company Banco de Galicia y Buenos Aires S.A. Position to be adopted by Grupo
            Financiero Galicia S.A. over some issues to be dealt with at Banco de Galicia y Buenos Aires S.A's next shareholders' meeting.

3(degree)   Examination of the Balance Sheet, Income Statement, other documents as set forth in article 234, subsection 1 of the Law of Commercial
            Companies and the Annual Report and Report of the Supervisory
            Syndics' Committee, for the ninth fiscal year ended December 31, 2007.

4(degree)   Treatment to be given to the fiscal year's results. Allocation to
            Discretionary reserve.

5(degree)   Approval of the Board of Directors and Supervisory Syndic
            Committee's performance.

6(degree)   Determination of the Supervisory Syndic Committee's compensation.

7(degree)   Examination of the compensation for the Board of Directors.

8(degree)   Granting of authorization to the Board of Directors to make advance payments of directors fees to directors who, during the fiscal year started January 1st, 2008, qualify as "independent directors", ad-referendum of the shareholders' meeting that considers the documentation corresponding to such fiscal year.

9(degree)   Determination of the number of directors and alternate directors and, if appropriate, election thereof for the term established by the Company's bylaws until reaching the number of directors determined by the Shareholders.

10(degree)  Election of three regular syndics and three alternate syndics for one-year term of office.

11(degree)  Compensation of the independent accountant certifying the Financial
            Statements for fiscal year 2007.

12(degree)  Appointment of the independent accountant and alternate independent accountant to certify the Financial Statements for fiscal year 2008.

     Notes:
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       1.   Shareholders are hereby notified that in order to be able to attend the Meeting, they must deliver a certification evidencing their book-entry shares, as issued by Caja de Valores S.A., on or before April 23, 2008 (from 10:00 a.m to 4:00 p.m.), at Tte. Gral. Juan D. Peron 456 - 2nd Floor, Buenos Aires, so that the shares can be registered in the meeting attendance record book.

       2. Additionally, shareholders should be aware that the National Securities Commission (Comision Nacional de Valores) requests about their fulfillment with Resolution No. 465/04.

       This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.